Exhibit 99.1

Notice of Annual General Meeting

Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual general meeting of shareholders on Thursday, May 11, 2017, at 10:30 am (MDT) at Stantec Centre, New York Room, 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. The meeting will be held to

1	Receive Stantec’s financial statements for the financial year ended December 31, 2016, together with the auditors’ report on those statements

2	Elect the directors of Stantec

3	Appoint the auditors of Stantec and authorize the directors to fix the auditors’ remuneration

4	Approve amendments to the Company’s Long-Term Incentive Plan to replenish and increase the fixed number of shares authorized for issuance under the plan

5	Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation

6	Transact any other business as may properly be brought before the meeting

The accompanying Management Information Circular contains additional information regarding these matters and forms part of this notice. Stantec’s 2016 audited financial statements are included in our 2016 Annual Report, which is free for shareholders on request.

The board has fixed the close of business on March 14, 2017, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on these matters at the meeting.

By order of the board of directors,

Paul J. D. Alpern
Senior Vice President, Secretary and General Counsel

March 14, 2017

Stantec Inc.                    1